SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)

Ener1, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
29267A203
(CUSIP Number)

Anthony Castano
Ener1 Group, Inc.
1540 Broadway, Suite 40D
New York, New York  10036
(212) 920-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*                      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29267A203	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS
Boris Zingarevich

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions):

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Russia

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		-0-

	8	SHARED VOTING POWER
104,376,280(1)(2)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
104,376,280(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
104,376,280(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.3%(3)

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 29267A203	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS
Ener1 Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions):

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		-0-

	8	SHARED VOTING POWER
89,564,508(1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
89,564,508(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,564,508(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.0%(3)

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 29267A203	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS
Bzinfin S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions):

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		-0-

	8	SHARED VOTING POWER
104,376,280(2)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
104,376,280(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
104,376,280(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.3%(3)

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 29267A203	13D	Page 5 of 7 Pages

This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) is filed by (i) Boris Zingarevich (“BZ”), (ii)  Ener1 Group, Inc. (“Ener1 Group”) and (iii) Bzinfin S.A. (“Bzinfin” and together with BZ and Ener1 Group, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ener1, Inc., a Florida corporation (the “Company”).  This Amendment No. 11 amends and supplements Amendment No. 1 to Schedule 13D dated January 3, 2002 filed by the Reporting Persons (which amended and superseded in its entirety the Schedule 13D dated January 3, 2002 filed by the Reporting Persons), as amended by Amendment No. 2 to Schedule 13D dated March 15, 2002 filed by the Reporting Persons, as amended by Amendment No. 3 to Schedule 13D dated September 6, 2002 filed by the Reporting Persons, as amended by Amendment No. 4 to Schedule 13D dated August 3, 2010 filed by the Reporting Persons, as amended by Amendment No. 5 to Schedule 13D dated October 1, 2010 filed by the Reporting Persons, as amended by Amendment No. 6 to Schedule 13D dated February 8, 2011 filed by the Reporting Persons, as amended by Amendment No. 7 to Schedule 13D dated June 29 , 2011 filed by the Reporting Persons, as amended by Amendment No. 8 to Schedule 13D dated September 12, 2011 filed by the Reporting Persons, as amended by Amendment No. 9 to Schedule 13D dated November 16, 2011 filed by the Reporting Persons and as amended by Amendment No. 10 to Schedule 13D dated December 23, 2011 filed by the Reporting Persons  (as amended, the “Statement”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 11.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 18, 2010, a copy of which has been filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference.

Items 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following information:

On January 6, 2012, the Company, as borrower, and Bzinfin, as agent, and certain investment funds managed by Goldman Sachs Asset Management, L.P. and Bzinfin, as lenders, entered into a Letter Amendment dated January 6, 2012 and effective as of January 9, 2012 to the Loan Agreement, pursuant to which the parties extended the maturity date of the related $6,500,000 term loan to January 20, 2012.

The foregoing description of the Letter Amendment does not purport to be complete and is qualified in its entirety by the full text of the Letter Amendment, a copy of which is listed and incorporated by reference as Exhibits 99.66,  and is incorporated herein by reference.

CUSIP No. 29267A203	13D	Page 6 of 7 Pages

Item 7.    Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following information:

Exhibit 99.66
Letter Amendment, dated January 6, 2012 and effective as of January 9, 2012, by and among Ener1, Inc. and Bzinfin S.A., Liberty Harbor Special Investments, LLC and Goldman Sachs Palmetto State Credit Fund, L.P. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated January 9, 2012 and filed with the Securities and Exchange Commission on January 13, 2012)

__________________________

Footnotes:

(1)
Ener1 Group’s ownership consists of: (i) 70,654,430 shares of Common Stock and (ii) 18,910,078 shares of Common stock underlying presently exercisable derivative securities issued by the Company to Ener1 Group.

(2)
Bzinfin’s ownership consists of: (i) 10,053,209 shares of Common Stock and (ii) 4,758,563 shares of Common Stock underlying presently exercisable derivative securities issued by the Company to Bzinfin.  In addition to such foregoing shares of Common Stock, Bzinfin may be deemed to beneficially own the 89,564,508 shares of Common Stock owned by Ener1 Group as reported in above Footnote 1 by reason of owning and controlling Ener1 Group.   As reported in the Statement, Bzinfin has the right to purchase from Ener1 Group up to 72,204,919 of such  89,564,508 shares of Common Stock, as the 72,204,919  shares underlie presently exercisable derivative securities issued by Ener1 Group to Bzinfin. However, in order to avoid duplicity, these 72,204,919 shares of Common Stock are not included within Bzinfin’s ownership stated in the first sentence of this Footnote 2.

(3)
Based on 196,921,499 outstanding shares of Common Stock as of September 30, 2011.  The beneficial ownership percentages were calculated on an “as-exercised” and “as-converted” basis for derivative securities that are presently exercisable or exercisable within 60 days of the date hereof in accordance with Rule 13d-3(d)(1) of the Exchange Act.

CUSIP No. 29267A203	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BORIS ZINGAREVICH

Date: January 17, 2012	By:	/s/ Boris Zingarevich

ENER1 GROUP, INC.

Date: January 17, 2012	By:	/s/ Anthony Castano
Anthony Castano
Chief Financial Officer

BZINFIN S.A.

Date: January 17, 2012	By:	/s/ Patrick T. Bittel
Patrick T. Bittel, Attorney-in-Fact